Exhibit 99.19

February 11, 2011

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Financial Services Regulation Division, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:           Keegan Resources Inc. (the "Corporation")

In connection with the Corporation's short form prospectus dated February 11, 2011 (the "Prospectus"), as filed on February 11, 2011 with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec, we hereby consent to the reference to our name on page ii of the Prospectus and in the "Legal Matters" section of the Prospectus and consent to the reference to our name and opinion under the heading "Eligibility for Investment" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of services we performed to render such opinion.

This letter is solely for the information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor should it be relied upon by any other person for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

Blake, Cassels & Graydon LLP is a limited liability partnership under the laws of Ontario